UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
Commission File Number: 000-51631
WIDERTHAN CO., LTD.
(Translation of registrant’s name into English)
17F, K1 REIT Building
463 Chungjeong-Ro 3-Ga
Seodaemun-Gu
Seoul, 120-709, Korea
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     On March 30, 2006, WiderThan Co., Ltd. (the “Company”) held its Annual General Shareholders’ Meeting (the “Meeting”) at the offices of the Company in Seoul, Korea.
     All of the agenda items set forth in the Notice of Annual General Shareholders’ Meeting (a copy of which is attached hereto as Exhibit 99.1) were approved. With respect to agenda item number 7, the Company presented to the shareholders, and the shareholders approved, the granting of options to purchase 250,000 of the Company’s common shares having a strike price equal to the “market price” (as determined by applicable Korean laws) of one common share to certain employees and one member of the Board of Directors of the Company.
     Additionally, the following documents were presented at the Meeting and were made available to shareholders: (i) WiderThan Co., Ltd. 2005 audited unconsolidated financial statements in Korean GAAP (attached hereto as Exhibit 99.2), (ii) WiderThan Co., Ltd. 2005 Annual Business Report (attached hereto as Exhibit 99.3) and (iii) Audit Committee Report for 2005 (attached hereto as Exhibit 99.4).
     All such exhibits are incorporated herein by reference.
Exhibits
99.1 Notice of Annual General Shareholders’ Meeting
99.2 WiderThan Co., Ltd. 2005 audited unconsolidated financial statements in Korean GAAP
99.3 WiderThan Co., Ltd. 2005 Annual Business Report
99.4 Audit Committee Report for 2005

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WIDERTHAN, CO., LTD.
By:	/s/ Dan Nemo
Name:	Dan Nemo
Title:	Vice President and General Counsel

Date: March 31, 2006